April 2, 2008

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:            Monotype Imaging Holdings Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Monotype Imaging Holdings Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto other than those exhibits that will be filed by amendment (as indicated in Registration Statement), relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.

The filing is being effected by direct transmission to the Securities and Exchange Commission’s (“Commission”) EDGAR System. The Company caused the registration fee of $3,960 to be wire transferred on March 31, 2008 to the Commission’s account at U.S. Bank of St. Louis, Missouri.

It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible. Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned or Lizette M. Pérez-Deisboeck at (617) 570-1000 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/    Michael J. Minahan

Michael J. Minahan

cc:                Lizette M. Pérez-Deisboeck, Esq.

Goodwin Procter LLP